UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                    Under the Securities Exchange Act of 1934


                                MERIX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   590049-10-2
                  ---------------------------------------------
                                 (CUSIP Number)

                               Jeffrey E. Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                October 28, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE  2 OF 14 PAGES
           --------------------------                         ----  ----

--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person     Metropolitan Capital
                                                          Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    NEW YORK
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                252,900
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power             0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power             252,900
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person    252,900
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        4.08 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 3  OF 14 PAGES
           --------------------------                         ----  ----

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Peerson    KJ Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    NEW YORK
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       43,400
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    43,400
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       43,400
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        0.70 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 4  OF 14 PAGES
           --------------------------                         ----  ----

--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                                 Metropolitan Capital III, Inc..
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       182,400
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    182,400
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       182,400
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        2.95 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 5  OF 14 PAGES
           --------------------------                         ----  ----

--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person      Jeffrey E. Schwarz
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*               (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e)                                                  |_|
--------------------------------------------------------------------------------
6 Citizenship or Place of Organization U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       478,700
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    478,700
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person     478,700
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        7.73 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 6  OF 14 PAGES
           --------------------------                         ----  ----

--------------------------------------------------------------------------------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person       Karen Finerman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6 Citizenship or Place of Organization   U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       478,700
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    478,700
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person     478,700
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        7.73 %
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 7  OF 14 PAGES
           --------------------------                         ----  ----

         This Amendment No. 1 relates to the Schedule 13D originally filed on behalf of the Reporting Persons with the Commission on August 13, 1997. The text of Items 3 and 5 of said Schedule 13D are hereby amended by the following:


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The sources of the funds used by Metropolitan Capital to purchase Common Stock on behalf of Bedford Falls Investors, L.P., were working capital and margin borrowing through brokerage accounts maintained at Bear, Stearns & Company. The approximate aggregate amount of funds used to purchase such securities for Bedford Falls Investors, L.P. was $3,971,832. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market purchases.

         The sources of funds used to purchase Common Stock on behalf of the Managed Accounts was equity capital in the Managed Accounts and margin borrowing through a brokerage account maintained at Bear, Stearns & Company. The approximate aggregate amount of funds used to purchase such securities for the Managed Accounts was $700,004. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in the Managed Accounts. All such securities were acquired by open market purchases.

         The sources of funds used to purchase Common Stock on behalf of Metropolitan Capital Advisors International Limited were working capital and margin borrowing through brokerage accounts maintained at Bear Stearns &
Company. The approximate aggregate amount of funds used to purchase such securities was $2,895,839. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated ongoing transactions in such accounts. All such securities were acquired by open market purchases.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Issuer as of the date hereof is as follows:

         (i) Metropolitan Capital has purchased no shares of Common Stock of the Issuer solely for its own account. However, Metropolitan Capital may be deemed to have shared voting and dispositive power over the 252,900 shares representing 4.08% of Common Stock of the Issuer beneficially owned by Bedford Falls Investors, L.P.

         (ii) KJ Advisors, Inc. is the owner of shares of Common Stock of the Issuer solely by reason of its position as General Partner of Metropolitan Capital Partners II, L.P. which has discretionary voting and dispositive power over assets held in the Managed Accounts. Thus, by virtue of being the General Partner of Metropolitan Capital Partners II, L.P., KJ Advisors, Inc. may be deemed to have shared voting and dispositive power over the 43,400 shares representing 0.70% of Common Stock of the Issuer held in the Managed Accounts.







                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 8  OF 14 PAGES
           --------------------------                         ----  ----


         (iii) Metropolitan Capital III, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. However, by reason of its position as General Partner of Metropolitan Capital Partners III, L.P. which has discretionary voting and dispositive power over the assets of Metropolitan Capital Advisors International Limited, Metropolitan Capital III, Inc. may be deemed to have shared voting and dispositive power over the 182,400 shares representing 2.95% of the Common Stock of the Issuer owned by Metropolitan Capital Advisors International Limited.

         (iv) Jeffrey Schwarz may be deemed the beneficial owner of 478,700 shares representing 7.73% of the Common Stock of the Issuer as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital, KJ Advisors, Inc. and Metropolitan Capital III, Inc. Jeffrey Schwarz does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (v) Karen Finerman may be deemed the beneficial owner of 478,700 shares representing 7.73% of the Common Stock of the Issuer as a result of her being a director and executive officer of Metropolitan Capital, and a director, executive officer and stockholder of KJ Advisors, Inc. and Metropolitan Capital III, Inc. Karen Finerman does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 6,191,623 shares of Common Stock reported outstanding as of September 30, 1997 by the Issuer in its Form 10-Q for quarter ended September 30, 1997.

         (c) Transactions in the class of Securities reported on herein effected within the last 60 days by Metropolitan Capital for and on behalf of Bedford Falls Investors, L.P. are as follows. All such transactions comprise open market purchases of Common Stock unless otherwise indicated.

          DATE          NO. OF SHARES        PRICE PER SHARE        TOTAL
          ----          -------------        ---------------        -----

         10/28/97          41,200               $13.625           $561,365.00

         Transactions in the class of securities reported on herein effected within the last 60 days by KJ Advisors, Inc., for and on behalf of the Managed Accounts are as follows. All such transactions comprise open market purchases of Common Stock unless otherwise indicated.

          DATE          NO. OF SHARES        PRICE PER SHARE        TOTAL
          ----          -------------        ---------------        -----

         10/28/97           6,800                 $13.625         $92,680

         Transactions in the class of securities reported on herein effected within the last 60 days by Metropolitan Capital III, Inc., for and on behalf of Metropolitan Capital Advisors International Limited are as follows. All such transactions comprise open market purchases of Common Stock unless otherwise indicated.






                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 9  OF 14 PAGES
           --------------------------                         ----  ----


          DATE               NO. OF SHARES      PRICE PER SHARE      TOTAL
          ----               -------------      ---------------      -----

         10/28/97               52,000              $13.625        $708,515.00

         (d) Not Applicable

         (e) Not Applicable.








                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 10  OF 14 PAGES
           --------------------------                         ----   ----



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                               Metropolitan Capital Advisors, Inc.


                               By: /s/ Jeffrey E. Schwarz
                                   -------------------------------------------
                                   Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: October 30, 1997








                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 11  OF 14 PAGES
           --------------------------                         ----  ----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                KJ Advisors, Inc.


                                By: /s/ Jeffrey E. Schwarz
                                    -------------------------------------------
                                    Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: October 30, 1997







                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 12  OF 14 PAGES
           --------------------------                         ----   ----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                Metropolitan Capital III, Inc.


                                By: /s/ Jeffrey E. Schwarz
                                    -------------------------------------------
                                    Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: October 30, 1997








                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 13  OF 14 PAGES
           --------------------------                         ----  ----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By: /s/ Jeffrey E. Schwarz
                                                -----------------------------
                                                Jeffrey E. Schwarz

Dated as of: October 30, 1997






                                  SCHEDULE 13D

CUSIP NO.         590049-10-2                             PAGE 14  OF 14 PAGES
           --------------------------                         ----   ----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By: /s/ Karen Finerman
                                                --------------------------
                                                Karen Finerman

Dated as of: October 30, 1997